SO
3-11-02

SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2002
354

SEC FILE NUMBER
8- 37893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.E. Pfeifer & Company, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5421 Kentucky Avenue

(No. and Street)

Pittsburgh	PA	15232-2207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C.E. Pfeifer (412) 622-1850

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michalik, Lawrence D.

(Name — *if individual, state last, first, middle name)*

934 Western Avenue	Pittsburgh	PA	15233
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C.E. Pfeifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Pfeifer and Company, Inc, as of December 31, ~~19~~ 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notarial Seal
Dolores M. Carmichael, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Oct. 9, 2004

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

C. E. PFEIFER & CO., INC.

DECEMBER 31, 2001

L. D. MICHALIK & CO.

CERTIFIED PUBLIC ACCOUNTANTS

PITTSBURGH, PENNSYLVANIA

CONTENTS

Page

Audited Financial Statements

Robinson Twp. Office
603 Windover Dr.
Pgh., PA 15205
(412) 859-3183

L. D. Michalik & Co.
Certified Public Accountants

934 Western Avenue
Pittsburgh, Pennsylvania 15233

(412) 322-2662
Fax: (412) 322-0513

Board of Directors
C. E. Pfeifer & Co., Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of C. E. Pfeifer & Co., Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Pfeifer & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Security and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
February 26, 2002

C. E. PFEIFER & CO., INC.

Statement of Financial Condition
December 31, 2001

Assets

Current Assets

Cash	$ 7,427
Accounts receivable - clearance account	2,969
Marketable securities	47,000
	$ 57,396

Liabilities and Stockholder's Equity

Current Liabilities

Accrued payroll taxes	$ 1,123
Accrued expense	3,008
Total Current Liabilities	4,131

Stockholder's Equity

Capital Stock - no par value; 10,000 shares authorized; 100 shares issues and outstanding	7,000
Retained Earnings	46,265
Total Stockholder's Equity	53,265
	$ 57,396

The accompanying notes are an integral part of the financial statements.

C. E. PFEIFER & CO., INC.

Statement of Income
For the Year Ending December 31, 2001

Income	
Commissions - securities	$ 43,407
Commissions - capital	69,335
Commissions - real estate	2,940
Consulting and investment services	40,874
Investment income	379
Realized gain on marketable securities	236
	157,171
Expenses	
Commissions	65,000
Rent	12,000
Payroll and payroll taxes	4,397
Travel and entertainment	12,934
Automobile	8,369
Legal and professional fees	11,688
Subscriptions	2,246
Dues	8,196
Telephone	4,387
Office supplies	1,313
Miscellaneous	3,352
	133,882
Net Income	$ 23,289

The accompanying notes are an integral part
of the financial statements.

C. E. PFEIFER & CO., INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

Cash Flow from Operating Activities:		
Net income		$ 23,289
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of marketable securities	$ (236)	
Change in assets and liabilities:		
Decrease in account receivable	661	
Decrease in accrued payroll taxes	(6,260)	
Increase in accrued expenses	2,104	
Total adjustments		(3,731)
Net Cash Provided by Operating Activities		19,558
Cash Flow from Investing Activities:		
Proceeds from sale of marketable securities	22,355	
		22,355
Cash Flow from Financing Activities:		
Payments on note payable	(17,000)	
Distributions to stockholder	(20,560)	
		(37,560)
Net Increase in Cash and Cash Equivalents		4,353
Cash and Cash Equivalents at Beginning of Year		3,074
Cash and Cash Equivalents at End of Year		$ 7,427

The accompanying notes are an integral part of the financial statements.

C. E. PFEIFER & CO., INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings
Balances at January 1, 2001	$ 7,000	$ 43,536
Net income for the year	-	23,289
Distributions to stockholder	-	(20,560)
Balances at December 31, 2001	$ 7,000	$ 46,265

The accompanying notes are an integral part of the financial statements.

Significant Accounting Policies

The Company provides broker-dealer and investment advisory services. Revenue from investment advisory services is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a settlement date basis. Fees for services rendered in the private placement of securities are recognized when earned as specified in the contractual placement agent agreement.

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

Income Taxes

The Company and its stockholder have elected, under Section 1362 of the Internal Revenue Code, to be treated as a subchapter "S Corporation". As such, the taxable income (loss) of the Company is passed through to the stockholder and taxed on his individual income tax return. Therefore, no provision has been made for income taxes on the accompanying financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, accordingly, actual results could differ from those estimates.

Related Party

The Company is renting office space owned by C.E. Pfeifer (100% owner of C.E. Pfeifer & Co., Inc.). The total rent paid to C.E. Pfeifer for the year ended December 31, 2001 was $12,000.

Leases

The Company entered into an operating lease for a vehicle in 2001. The lease expires in February, 2007. The future minimum lease payments are as follows:

December 31,	
2002	$ 5,355
2003	$ 5,355
2004	$ 5,355
2005	$ 5,355
2006	$ 5,355

Rental payments for the year ending December 31, 2001 were $ 7,119.

Exemption from the Computation of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims exemption from the computation required by SEC Rule 15c3-3 by reason of paragraph (k)(2)(ii) of Rule 15c3-3. The Company is a fully disclosed broker / dealer.

C. E. PFEIFER & CO.

Computation of Aggregate Indebtedness and Net Capital
Schedule I
December 31, 2001

Aggregate Indebtedness		
Total money liabilities		$ 4,131
Total aggregate indebtedness		4,131
Net Capital:		
Common stock	$ 7,000	
Retained earnings	46,265	
Total available capital		53,265
Less: nonallowable assets		(47,000)
Net capital before haircuts on securities position		6,265
Haircuts on securities (computed, where applicable, pursuant to rule 15C3-1(f))-equity securities		-0-
Net Capital		$ 6,265
Capital Requirements:		
6 2/3% of aggregate indebtedness	275	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		1,265
Net capital as above		$ 6,265
Ratio of aggregate indebtedness to net capital		.65937

C. E. PFEIFER & CO., INC.

Reconciliation of Net Capital Computation to December 31, 2000 Focus Report - Schedule II December 31, 2001

	Audit Report	Focus Report
Total Ownership Equity	$ 53,265	$ 53,265
Less:		
Total nonallowable assets	(47,000)	(47,000)
Haircuts on securities	-0-	-0-
Net Capital	6,265	6,265
Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 1,265	$ 1,265

No differences exist in the computation of net capital between the audit report and C. E. Pfeifer & Co., Inc.'s Focus Report (Part IIA filing) for the period ending December 31, 2001.

L. D. Michalik & Co.
Certified Public Accountants

934 Western Avenue
Pittsburgh, Pennsylvania 15233

(412) 322-2662
Fax: (412) 322-0513

Robinson Twp. Office
603 Windover Dr.
Pgh., PA 15205
(412) 859-3183

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
C. E. Pfeifer & Co., Inc.

In planning and performing our audit of the financial statements of C. E. Pfeifer & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by C. E. Pfeifer & Co., Inc., that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. The Company was in compliance with the conditions of the exemptive provisions of rule 15c3-3 and no facts came to our attention indicating that such conditions had not been complied with for the year ended December 31, 2001. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in regulation of registered brokers and dealers, and should not be used for any other purpose.



Pittsburgh, Pennsylvania
February 26, 2002